Exhibit 12

PHH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratios)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings available to cover fixed charges:
Income (loss) before income taxes	$241	$87	$(202)	$115	$280
Plus: fixed charges	252	288	289	282	243
Total	$493	$375	$87	$397	$523

Fixed charges:
Interest expense(1)	$243	$280	$281	$274	$236
Estimated interest portion of net rental expense(2)	9	8	8	8	7
Total	$252	$288	$289	$282	$243

Ratio of earnings to fixed charges	1.96	1.30	0.30 (3)	1.41	2.15

(1)             Consists of interest expense on all indebtedness including amortization of deferred financing costs.

(2)             One-third of rental expense net of income from subleases is deemed an appropriate representative of the interest rate factor.

(3)             The ratio of earnings to fixed charges was less than 1:1.  Earnings were deficient to cover fixed charges by $202 million for the year ended December 31, 2011 which was primarily due to unfavorable Valuation adjustments related to mortgage servicing rights, net.